# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Verde Clean Fuels, Inc., CIK 0001841425
CUSIP: 923372106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 711 Louisiana Street, Suite 2160, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 01/29/2025
Amends the filing with accession number 0001011438-23-000299
Filed by CIK 0001539838
Persons authorized to receive notices and communications: Teresa L. Dick, Diamondback Energy, Inc., 500 West Texas Avenue, Suite 100, Midland, Texas (TX), 79701, (405) 463-6900

## Reporting persons
- Diamondback Energy, Inc. (CIK 0001539838): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 14,500,000; shared voting power 0; sole dispositive power 14,500,000; shared dispositive power 0; aggregate amount beneficially owned 14,500,000 (65.8% of the class)
- Diamondback E&P LLC (CIK 0001590692): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 14,500,000; shared voting power 0; sole dispositive power 14,500,000; shared dispositive power 0; aggregate amount beneficially owned 14,500,000 (65.8% of the class)
- Cottonmouth Ventures LLC (CIK 0001966632): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 14,500,000; shared voting power 0; sole dispositive power 14,500,000; shared dispositive power 0; aggregate amount beneficially owned 14,500,000 (65.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Verde Clean Fuels, Inc.
Address of issuer's principal executive offices: 711 Louisiana Street, Suite 2160, Houston, Texas (TX), 77002
Comment:
This Statement on Schedule 13D initially filed with the U.S. Securities and Exchange Commission (the "Commission") on March 1, 2023 (the "Original Schedule 13D"), with respect to the Class A Common Stock of Verde Clean Fuels, Inc. (the "Issuer"), as amended by Amendment No. 1 filed on December 20, 2024 ("Amendment No.1"), is hereby amended and supplemented by this Amendment No. 2 to Schedule 13D (the "Amendment No. 2").

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed such terms in the Original Schedule 13D, Amendment No. 1 and this Amendment No.2. Except as otherwise provided herein, each Item of the Statement remains unchanged. Information given in response to each item shall be deemed to be incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information in Item 6 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: The information in Item 6 is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is supplemented and superseded, as the case may be, as follows:
As of the close of business on January 29, 2025, the Reporting Persons beneficially owned an aggregate of 14,500,000 shares of Class A Common Stock of the Issuer, which represents approximately 65.8% of the outstanding shares of Class A Common Stock, based upon 9,549,621 shares of Class A Common Stock outstanding as of November 11, 2024, which is the total number of shares of Class A Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Commission on November 13, 2024, plus the PIPE Shares (as defined below) issued and sold to Cottonmouth at the closing of the PIPE Investment, as further described in Item 6 below.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole Voting Power: 14,500,000
Shared Voting Power: 0
Sole Dispositive Power: 14,500,000
Shared Dispostive Power: 0
Transactions in the class effected during the past sixty days: Except as otherwise described herein, none of the Reporting Persons nor, to the Reporting Persons' knowledge, the Listed Persons has effected any transactions in the shares of Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the shares of Class A Common Stock reported for the Reporting Persons on the cover pages of this Amendment No. 2 and in this Item 5. No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented to add the following:

On January 29, 2025, the previously announced PIPE Investment closed, and the Issuer issued and sold to Cottonmouth an aggregate of 12,500,000 shares of the Issuer's Class A Common Stock (the "PIPE Shares") at a price of $4.00 per share for an aggregate purchase price of $50,000,000 (the "Closing").

Registration Rights Agreement

In connection with the Closing, Cottonmouth entered into a registration rights agreement with the Issuer and the other parties thereto on January 29, 2025 (the "Registration Rights Agreement"), requiring the Issuer to register the resale of the PIPE Shares. The Registration Rights Agreement grants Cottonmouth and its permitted transferees certain customary demand and piggyback rights with respect to the PIPE Shares, and contains other customary terms and conditions, including mutual indemnifications by the Issuer and Cottonmouth.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.2 and incorporated herein by reference.

Amendment No. 1 to Equity Partcipation Right Agreement

In connection with the Closing, on January 29, 2025, the Issuer and Verde Clean Fuels OpCo, LLC entered into Amendment No.1 to Equity Participation Right Agreement with Cottonmouth (the "EPA Amendment"), to amend that certain Equity Participation Right Agreement, dated as of February 13, 2023 (the "Original EPA"). The EPA Amendment removes certain contractual preemptive rights relating to the sale of equity securities of the Issuer that were granted to Cottonmouth in the Original EPA.

The foregoing description of the EPA Amendment is qualified in its entirety by reference to the full text of the EPA Amendment, which is incorporated by reference as Exhibit 99.3 and incorporated herein by reference.

Board Designation and Observer Rights

In connection with the Closing, on January 29, 2025, the Issuer filed its Fifth Amended and Restated Certificate of Incorporation with the Delaware Secretary of State (the "Restated Charter"), pursuant to which Cottonmouth (together with any other Cottonmouth Stockholders (as defined in the Restated Charter)) shall have the right to designate one director nominee and one observer to the Issuer's Board of Directors for so long as the Cottonmouth Stockholders and their respective affiliates collectively beneficially own, in the aggregate, 10% or more of the then outstanding voting power of the combined Class A common stock and the Class C common stock, par value $0.0001 per share, of the Issuer entitled to vote generally in the election of the Issuer's directors (the "Board Designation Right"). Pursuant to the Board Designation Right and in connection with the Closing, the Issuer appointed Cottonmouth designee Johnny Dossey to its Board of Directors on January 29, 2025, to serve on the Board as a Class I director until the Company's 2027 Annual Meeting of Stockholders and until his successor has been duly elected and qualified, or, if sooner, until his death, resignation or removal.

The foregoing description of the Restated Charter is qualified in its entirety by reference to the full text of the Restated Charter, which is incorporated by reference as Exhibit 99.4 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Class A Common Stock Purchase Agreement, dated as of December 18, 2024, by and between Verde Clean Fuels, Inc. and Cottonmouth Ventures LLC (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on December 19, 2024).

Exhibit 99.2 Registration Rights Agreement, dated as of January 29, 2025, by and among Verde Cleans Fuels, Inc., Cottonmouth Ventures LLC and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on January 29, 2025).

Exhibit 99.3 Amendment No. 1 to Equity Participation Right Agreement, dated as of January 29, 2025, by and between Verde Clean Fuels, Inc., Verde Clean Fuels OpCo, LLC and Cottonmouth Ventures LLC (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed with the SEC on January 29, 2025).

Exhibit 99.4 Fifth Amended and Restated Certificate of Incorporation of Verde Clean Fuels, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on January 29, 2025).

## Signatures
- Diamondback Energy, Inc.: /s/ Teresa L. Dick, Teresa L. Dick/Executive Vice President, Chief Accounting Officer and Assistant Secretary (01/31/2025)
- Diamondback E&P LLC: /s/ Teresa L. Dick, Teresa L. Dick/Executive Vice President, Chief Accounting Officer and Assistant Secretary (01/31/2025)
- Cottonmouth Ventures LLC: /s/ Teresa L. Dick, Teresa L. Dick/Executive Vice President, Chief Accounting Officer and Assistant Secretary (01/31/2025)